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                                 SCHEDULE 13D

                                 (RULE 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*


                               BADGER METER, INC.
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                                (Name of Issuer)


                          COMMON STOCK $1.00 PAR VALUE
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                         (Title of Class of Securities)


                                  056525-10-8
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                                 (CUSIP Number)


          RONALD H. DIX, BADGER METER, INC., 4545 W. BROWN DEER ROAD,
                       MILWAUKEE, WI 53223 (414) 355-0400
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               DECEMBER 31, 1999
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            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP NO.  056525-10-8            13D                        PAGE 2  OF 5  PAGES
         ---------------------                                    --    --
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1   NAMES OF REPORTING PERSONS/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
    (ENTITIES ONLY)
    RONALD H. DIX
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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [ ]
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3   SEC USE ONLY


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4   SOURCE OF FUNDS (See Instructions)


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5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEM 2(d) OR 2(e)                                                     [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION
    USA

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                7   SOLE VOTING POWER
  NUMBER OF         35,105

   SHARES      -----------------------------------------------------------------
                8   SHARED VOTING POWER
BENEFICIALLY        147,537

OWNED BY EACH  -----------------------------------------------------------------
                9   SOLE DISPOSITIVE POWER
  REPORTING         42,330

   PERSON      -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH            --

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     182,642

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (See Instructions)                                       [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     5.5%

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14   TYPE OF REPORTING PERSON (See Instructions) IN


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ITEM 1.   SECURITY AND ISSUER

     Badger Meter, Inc. Common Stock, $1.00 Par Value, CUSIP#056525-10-8:
     Corporate headquarters:        Badger Meter, Inc.
                                    4545 W. Brown Deer Road
                                    Milwaukee, WI  53223

ITEM 2.    IDENTITY AND BACKGROUND

      a) Name of reporting person:          Ronald H. Dix

      b) Business address:                  4545 W. Brown Deer Road
                                            Milwaukee, WI, 53223

      c) Principal occupation and name, principal business and address of employer:

         Mr. Dix is Vice President - Administration/Human Resources of Badger Meter, Inc., 4545 W. Brown Deer Road, Milwaukee, Wisconsin, 53223. Badger Meter is a marketer and manufacturer of flow measurement and control technology products.

      d) During the last five years, Mr. Dix has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

      e) During the last five years, Mr. Dix was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction by which as a result of such proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      f) Citizenship:  Mr. Dix is a citizen of the United States of America.

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         With regard to 147,537 shares of Badger Meter Common Stock, these shares have been voluntarily deposited into the Badger Meter Officers' Voting Trust. The depositing beneficiaries have a continuing beneficial interest in the deposited shares and may withdraw their shares at any time subject to the terms of the Badger Meter Officers' Voting Trust.

         The Officers' Voting Trust has a $2.0 million bank credit line used to assist officers in financing the purchase of Company stock. Loans to the Officers' Trust are guaranteed by the Company and the stock purchased by the officers using this credit facility is pledged to the Company to secure the loans. The Officers' Voting Trust holds shares with a value more than sufficient to cover the credit line. Approximately 30 officers have purchased Company stock using this credit facility.

ITEM 4.    PURPOSE OF TRANSACTION

         Mr. Dix is the beneficial owner in terms of voting power, pursuant to Rule 13-d-3, of 147,537 shares of Badger Meter Common Stock, $1.00 par value, as a result of his appointment as a co-trustee of the Badger Meter Officers' Voting Trust, and the deposit of such shares into or the purchase of such shares through the Badger Meter Officers' Voting Trust.

         Mr. Dix has no plans or intentions with respect to the matters set forth in Item 4 of Schedule 13-D.





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ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER

      a) Aggregate Number of Shares:  182,642 shares.
         Percentage of Class:  5.5%.
         Shares of Badger Meter Common Stock outstanding,
         December 31, 1999:  3,339,955

      b) Number of shares as to which there is sole power to vote or to direct the vote: 35,105 shares. This includes stock options for 6,400 shares of Common Stock which could be exercised within 60 days of this filing.

         Number of shares as to which there is shared power to vote or to direct the vote: 147,537 shares of Common Stock, which is 202,065 shares less than previously reported due to the repurchase of shares by the Company and the transfer into direct ownership of shares previously held in the Badger Meter Officers' Voting Trust by some participants. See Item 5(c).

         Number of shares as to which there is sole power to dispose or to direct the disposition: 42,330 shares. This is a decrease of 750 shares which represents a gift by Mr. Dix to his children.

         Number of shares as to which there is shared power to dispose or to direct the disposition: None, which is the same as previously reported.

In addition to Mr. Dix, the other voting co-trustees of Badger Meter, Inc. Common Stock in the Badger Meter Officers' Voting Trust are:

Mr. James L. Forbes, Chairman & CEO                  Richard A. Meeusen, VP Finance/Treasurer & CFO
Badger Meter, Inc.                                   Badger Meter, Inc.
4545 W. Brown Deer Road                              4545 W. Brown Deer Road
Milwaukee, WI  53223                                 Milwaukee, WI  53223
Manufacturer of flow measurement and                 Manufacturer of flow measurement and
control products                                     control products.

      c) The total number of shares of Common Stock is 190,635 less than previously reported. A portion of this reduction is due to 6,680 shares of Common Stock repurchased by Badger Meter, Inc. from a former participant in the Badger Meter Officers' Voting Trust for which Mr. Dix is a trustee. The remainder of such reduction is due to the transfer of shares, over the past several months, into direct ownership by seventeen participants, including Mr. Dix, resulting from a change in the Voting Trust Agreement which now requires the participants to deposit only shares of a value sufficient to collateralize their individual loan obligations to the Badger Meter Officers' Voting Trust.

      d) The Badger Meter Officers' Voting Trust holds 147,537 shares of Common Stock for the benefit of up to 29 officer-participants of Badger Meter, Inc. The beneficiaries of the Officers' Voting Trust have the right to receive all dividends on and proceeds from any sale of the shares of stock which they have deposited into the Badger Meter Officers' Voting Trust.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The shares reported in Item 5, (d) are held by the Badger Meter Officers' Voting Trust as a depository for shares owned beneficially by certain officers of Badger Meter, Inc. Shares so deposited are voted exclusively by three voting co-trustees; the reporting person, Ronald
         H. Dix, plus Messrs. Forbes and Meeusen. Messrs. Dix, Forbes and Meeusen disclaim beneficial ownership of shares other than those shares which have been personally deposited by or have been purchased by the respective co-trustees.


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ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS

                  None

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



------------------------------                ----------------------------------
              Date                                        Signature

                                                    Ronald H. Dix, Trustee
                                                    ----------------------
                                                          Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)











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